UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

COLEMAN CABLE, INC.

(Name of Subject Company (Issuer))

CUBS ACQUISITION CORPORATION SOUTHWIRE COMPANY

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

193459302

193459203

(CUSIP Number of Class of Securities)

Floyd W. Smith

Southwire Company

One Southwire Drive

Carrollton, GA 30119

(770) 832-4242

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas W. Christopher

Michael P. Brueck

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$485,430,588.40	$62,523.46
(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 18,366,688 shares of common stock, par value $0.001 per share, at an offer price of $26.25 per share. The transaction value also includes (i) 433,967 shares issuable pursuant to outstanding options with an exercise price less than $26.25 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $26.25 minus such exercise price and (y) dividing such product by the offer price of $26.25 per share, and (ii) 116,137 shares of restricted common stock multiplied by the offer price of $26.25 per share. The calculation of the filing fee is based on information provided by Coleman Cable, Inc. as of December 19, 2013.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $62,523.46	Filing Party: Cubs Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: January 6, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Southwire Company, a Delaware corporation (“Parent”), and (ii) Cubs Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Coleman Cable, Inc., a Delaware corporation (the “Company”), at a price of $26.25 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated January 6, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

The CUSIP number on the cover page of the Schedule TO is hereby amended and supplemented by adding “193459203” on a new line below the line containing “193459302.” CUSIP number 193459203 represents 20,530 shares of common stock of the Company subject to the Offer. The cover page to this Amendment correctly sets forth the CUSIP numbers for the securities subject to the Offer.

Item 11. Additional Information

Item 11 of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraph as the fourth paragraph of the subsection titled “United States Antitrust Compliance”:

“At 11:59 p.m. Eastern time on January 14, 2014, the required waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(C)	Joint Press Release issued by Parent and the Company on January 15, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUBS ACQUISITION CORPORATION

By	/s/ Floyd W. Smith
Name:	Floyd W. Smith
Title:	Secretary
Date:	January 15, 2014

SOUTHWIRE COMPANY

By	/s/ Floyd W. Smith
Name:	Floyd W. Smith
Title:	Executive Vice President, General Counsel and Corporate Secretary
Date:	January 15, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 6, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on January 6, 2014.*

(a)(5)(A)	Joint Press Release issued by Parent and the Company on December 20, 2013 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(a)(5)(B)	Joint Press Release issued by Parent and the Company on January 6, 2014.*

(a)(5)(C)	Joint Press Release issued by Parent and the Company on January 15, 2014.

(b)(1)	Debt Commitment Letter from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of Montreal, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Macquarie Capital (USA) Inc. and MIHI LLC to Parent, dated December 20, 2013.*

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(d)(2)	Confidentiality Agreement, dated as of October 1, 2013, by and between Parent and the Company.*

(d)(3)	Exclusivity Agreement, dated as of November 15, 2013, by and between Parent and the Company.*

(d)(4)	Tender and Support Agreement by and among Parent, Purchaser and the DB 2006 Trust, dated December 20, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(d)(5)	Tender and Support Agreement by and among Parent, Purchaser, Nachum Stein, Feige Stein, The N&F Trust 766 and Hertz Hasenfeld, dated December 20, 2013 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(d)(6)	Amendment No. 1 to Tender and Support Agreement, dated December 30, 2013, by and among Parent, Purchaser, Nachum Stein, Feige Stein, Hertz Hasenfeld, Ephraim Hasenfeld and The N&F Trust 766.*

(d)(7)	Noncompetition Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman.*

(d)(8)	Consulting Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman.*

(g)	None.

(h)	None.

*	Previously filed.